UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ZIMMER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-16407	13-4151777
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

345 East Main Street

Warsaw, Indiana 46580

(Address of principal executive offices) (Zip Code)

Chad F. Phipps

Senior Vice President, General Counsel and Secretary

(574) 267-6131

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Zimmer Holdings, Inc. (“Zimmer,” the “Company,” “we,” “our” or “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “conflict minerals”).

Conflict Minerals Disclosure

We have adopted a policy statement on conflict minerals that is publicly available on our website at www.zimmer.com (in the “Investor Relations” section under the “Corporate Governance” caption and the “Principles” sub-caption).

We manufacture, or contract to manufacture, orthopaedic reconstructive, spinal and trauma devices, biologics, dental implants and related surgical products. We have determined that certain of our products contain conflict minerals that are necessary to the functionality or production of those products (such minerals are referred to as “necessary conflict minerals”). We conducted a good faith inquiry that was reasonably designed to determine whether any necessary conflict minerals contained in our products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country or were from recycled or scrap sources. As part of this inquiry, we conducted a supply chain survey of our direct suppliers using a questionnaire based on the EICC / GeSI Conflict Minerals Reporting Template created by the Electronics Industry Citizenship Coalition (“EICC”) and the Global eSustainability Initiative (“GeSI”) as a common means for the collection of sourcing information related to necessary conflict minerals in our products.

Products that we manufacture incorporating our Trabecular MetalTM Technology contain tantalum, a necessary conflict mineral. Trabecular Metal Technology is a three-dimensional material used in implantable orthopaedic devices for joint reconstruction, bone void filling and soft tissue repair. As part of our reasonable country of origin inquiry, we sought and obtained reasonably reliable representations indicating that the tantalum we purchase for use in the manufacture of Trabecular Metal Technology came from recycled or scrap sources. We obtained these representations directly from the facilities at which the tantalum was processed. Further, each of these processing facilities appears on the Conflict Free Sourcing Initiative’s list of Conflict-Free Tantalum Smelters. The Conflict Free Sourcing Initiative, an initiative of the EICC and GeSI, uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

With respect to other necessary conflict minerals in our products, based on the results of our inquiry, we had reason to believe that such conflict minerals may have originated in the DRC or an adjoining country and may not be from recycled or scrap sources. Accordingly, we exercised due diligence on the source and chain of custody of such necessary conflict minerals, as described in the Conflict Minerals Report attached as Exhibit 1.02 to this Form SD.

A copy of this Form SD, including the Conflict Minerals Report attached hereto as Exhibit 1.02, is publicly available on our website at www.zimmer.com (in the “Investor Relations” section under the “Financial Information” caption and “SEC Filings” sub-caption).

Item 1.02 Exhibit

As specified in Section 2, Item 2.01, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.02	Conflict Minerals Report of Zimmer Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014

ZIMMER HOLDINGS, INC.

By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report of Zimmer Holdings, Inc.